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FORM X-17A-5
PART III

SEC FILE NUMBER
8-67992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dough LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 N. Aberdeen St.
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Goad (312) 380-9620
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

30 S. Wacker Dr., Suite 3300	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kyle Goad, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dough LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:

Signature

President and COO

Title

Note: Due to difficulties resulting from the COVID-19 pandemic, this Oath and Affirmation is being submitted with a secure electronic signature and without notarization.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

Report of Independent Registered Public Accounting Firm

RSM US LLP

To the Member of Dough LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Dough LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 25, 2021

Dough LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	6,123,865
Receivable from broker dealers, net		1,103,653
Securities owned, at fair value		19,318
Fixed assets, less accumulated depreciation of $223,076		762,155
Right-of-use assets		509,730
Internally developed technology at fair value, less accumulated amortization of $583,333		1,416,667
Tradename, less accumulated amortization of $125,000		1,075,000
Goodwill		3,152,532
Other assets		148,589
Total assets	**$**	**14,311,509**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	175,957
Payable to parent		377,815
Accrued payroll and related liabilities		54,165
Securities sold, not yet purchased, at fair value		5,024
Lease liability		515,858
Total liabilities		**1,128,820**
Total member's equity		**13,182,689**
Total liabilities and member's equity	**$**	**14,311,509**

See Notes to Statement of Financial Condition

Dough LLC
Notes to Financial Statement
December 31, 2020

1. **Organization and Nature of Business**

Dough LLC ("Dough" or "the Company") is a Delaware limited liability company that is a wholly-owned subsidiary of tastytrade, Inc. ("tastytrade" or "the Parent"). On January 20, 2021, the Parent entered into a merger agreement with IG Group Holdings plc. The merger is expected to close in May 2021, at which time there will be a change in control of the Company. The Company introduces customers to the financial markets by facilitating trades through an online platform. Commissions and payment for order flow are earned from customers and execution partners, respectively, on a per trade basis.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"). The Company launched operations in September 2019 and operates a platform to facilitate the opening of customer accounts and securities transactions. The Company conducts business on a fully disclosed basis with Apex Clearing Corporation, pursuant to the clearing agreement. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and files an Exemption Report as described in SEA Rule 17a-5.

2. **Summary of Significant Accounting Policies**

Basis of presentation

The Company follows accounting principles generally accepted in the United States of America ("U.S. GAAP"), as established by the Financial Accounting Standards Board ("FASB"), to ensure consistent reporting of financial condition.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life of five years.

Goodwill

Goodwill acquired in conjunction with a business combination and the application of pushdown accounting determined to have an indefinite life is not amortized, but is instead tested for impairment at least annually in accordance with Financial Accounting Standards Board Accounting Standards Update, (ASU) 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*.

Intangible assets

Intangible assets with estimable useful lives are amortized over their respective useful lives on a straight-line basis and tested for impairment when impairment indicators are present in accordance with ASC 360—*Property, Plant, and Equipment*.

Income taxes

As a limited liability company, the Company is not subject to federal income taxes. Instead, the Parent is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes. In accordance with the provisions set forth in the Accounting Standards Codification ("ASC") 740—*Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2017 to 2020, and concluded that as of December 31, 2020, a provision for income taxes is not required. To the extent the Company records interest and penalties, they are included in other expenses on the statement of operations.

(Summary of Significant Accounting Policies, continued)

Revenue recognition

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the new revenue recognition standard. The transaction price in a contract is allocated to each distinct performance obligation and is recognized as revenue when, or as, the performance obligation is satisfied.

Commissions

Commissions revenues, and related pass-through clearing expenses, are earned through the facilitation of trades for customers in individual futures transactions. The Company believes the execution of these trades is the single performance obligation to the customer and therefore transactions are recorded on a trade-date basis.

Payment for order flow

Payment for order flow is generated from execution partners who accept trades from customer securities transactions. The Company believes its performance obligation is met when trade orders sent to the execution partner are filled and therefore revenue is recognized on a trade-date basis.

Receivables from customer contracts:

Contract assets		**2020**		**2019**
Commissions receivable	$	346	$	-
Payment for order flow receivable		23,034		324
Total contract assets	**$**	**23,380**	**$**	**324**

Principal transactions, interest and dividends

Proprietary securities transactions in regular-way trades are recorded on the trade-date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis and are included in the principal transactions on the Statement of Operations. Interest earned is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Recently adopted accounting pronouncements

Current expected credit losses

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments" ("ASU 2016-13"). The new guidance requires an entity to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts, as opposed to delaying recognition until the loss was probable of occurring. ASU 2016-13 is effective for annual and interim periods beginning after December 15, 2019. The Company adopted ASU 2016-13 effective on January 1, 2020 using the modified retrospective method. The material assets within the scope of the new standard include the Company's receivables from broker dealers. These assets are short-term receivables for which collection is reasonably assured. As such, the overall impact of the new standard does not have a material impact on the financial statements.

3. Receivables

Amounts receivable from our broker-dealers at December 31, 2020 consisted of the following:

	December 31, 2020	
Cash deposit	$	1,002,091
Cash balance – PAB accounts		76,131
Receivable from broker-dealers		25,431
Total receivable from broker-dealers, net	**$**	**1,103,653**

The Company is required to maintain a deposit of $1,000,000 with its clearing broker.

4. Fixed assets

Fixed assets consisted of the following:

	Useful life	December 31, 2020	
Computers	5 years	$	308,390
Leasehold improvements	Lease life		676,841
Total cost:			**985,231**
Less: accumulated depreciation			(223,076)
Total fixed assets, net		**$**	**762,155**

5. Goodwill and intangible assets

On June 11, 2019, tastytrade, Inc. entered into a purchase agreement to acquire 100% of the capital of Dough LLC. The purchase was closed at the end of business on July 18, 2019. The fair value the Company was $8,750,000, which *includes $5,000,000 consideration paid to Peak6 Investments LLC ("Peak6") and the fair value of the Parent's* previously held 50% equity interest of $3,750,000. The fair value of net assets acquired was allocated to the Company and was based on a valuation performed as of the acquisition date. Fair values were estimated by management based on information currently available, including third-party valuations and estimates of future operating results. The primary methods used in determining the fair value estimates were the discounted cash flow method, multi-period excess earnings method, relief from royalty method, return on assets method, and replacement cost method. The valuation performed estimated goodwill in the amount of $3,152,532, which was the result of a positive economic outlook and future prospects of the Company. The value of technology and tradename long-lived intangible assets were also estimated as part of the acquisition.

Intangibles

Use of the Excess Earnings Method estimated the value of Dough's internally developed technology to be $2,000,000. This valuation is reflective of the costs of materials consumed, services provided by third party vendors, payroll and payroll-related costs, including travel incurred by the developers during the development process. The amount of the technology was further adjusted based on an analysis of the value of the technology to the greater market.

The value of the trade name intangible asset was $1,200,000 using the Relief from Royalty Method. This asset was estimated to have a 14-year useful life.

All long-lived assets were tested for impairment in accordance with (ASC) 360, *Property, Plant, and Equipment*. All long-lived assets passed the recoverability test. As of December 31, 2020, no impairment was required.

(Goodwill and intangible assets, continued)
Intangible assets consisted of the following:

		December 31, 2020		
	Useful Lives	**Book value**	**Accumulated Amortization**	**Net**
Tradename	14 years	$ 1,200,000	$ (125,000)	$ 1,075,000
Technology	5 years	2,000,000	(583,333)	1,416,667
Total fair value:		**3,200,000**	**(708,333)**	**2,491,667**

Goodwill
The acquisition on July 18, 2019 was accounted for under the purchase method of accounting prescribed in Accounting Standards Codification (ASC) 805, *Business Combinations*. The enterprise value was allocated to the net tangible and identifiable intangible assets based on their estimated fair values. The excess consideration transferred over the net tangible and identifiable intangible assets was recorded to goodwill in the amount of $3,152,532.

Goodwill is tested for impairment annually on December 31, or more frequently if circumstances indicate a potential impairment exists. The Company's goodwill impairment review compares the estimated fair value of the reporting unit against its aggregate carrying value, including goodwill. The Company estimates the fair value of its reporting units using the income and market methods of valuation, which include the use of estimated discounted cash flows. Based on this analysis, if the Company determines the carrying value of the segment exceeds its fair value, then it completes the second step to determine the fair value of net assets in the segment and quantify the amount of goodwill impairment.

As of December 31, 2020, the Company applied the guidance under the Financial Accounting Standards Board (FASB) Accounting Standards Update, (ASU) 2017-04, *Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,* and completed a quantitative assessment to determine if the carrying amount of goodwill was impaired.

Based on the impairment test performed, the Company determined there was no impairment as of December 31, 2020.

6. Related parties
The Company entered into an expense sharing agreement with the Parent, whereby, all payroll and benefit expenses will be paid by the Parent and reimbursed by the Company at cost. At December 31, 2020, $361,135 remained due to the Parent for payroll and benefit expenses.

The Parent has a 401(k) plan covering eligible employees, under which the Parent makes matching contributions pursuant to the plan document. At December 31, 2020, $5,497 remained due to the Parent for matching contributions. This is included in the total payroll and benefit expense due to the Parent noted above.

In the normal course of business, the Parent pays various operating expenses for the Company and is reimbursed for the expenses on a monthly basis. As of December 31, 2020, the total that remained due to the Parent for operating expenses was $16,680.

In February 2020, the Company's previous incentive stock option plan was dissolved and replaced with incentive stock options from the Parent. 287,300 incentive stock options were granted to employees of the Company.

(Related parties, continued)
The value of stock option awards granted to employees was estimated using the Black-Scholes option-pricing model. This determination was affected by the estimated stock price at grant date (equal to the exercise price in the case of option awards), which was derived from internal cash flow analyses performed by management, as well as award term and assumptions regarding expected volatility, risk-free interest rate, and expected dividends. Because option-pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options.

7. Leases and related agreements
A lease is a contract, or part of a contract, that conveys the right to control the use of the identified property or equipment for a period of time in exchange for consideration. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contracts are changed. In making this determination, the Company considers if it obtains substantially all of the economic benefits from the use of the underlying asset and directs how and for what purpose the asset is used during the term of the contract.

The Company has one lease obligation as a lessee for office space, which is an operating lease with initial noncancelable terms in excess of one year. This lease contains a renewal option of five years. Since the Company is not reasonably certain to exercise this renewal option, the optional period is not included in determining the lease term and associated payments under the renewal option are excluded from lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company recognizes a right-of-use ("ROU") lease asset and lease liability on the statement of financial condition for all leases with a term greater than 12 months at the commencement date of the lease. The lease liability represents the Company's obligation to make future lease payments and is recorded at an amount equal to the present value of the remaining lease payments due over the lease term. The ROU lease asset, which represents the right to use the underlying asset during the lease term, is measured based on the carrying value of the lease liability, and is adjusted for other items, such as lease incentives and uneven rent payments. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The discount rate used to determine the present value of the remaining lease payments reflects the Company's incremental borrowing rate, which is the rate the Company would have to pay to borrow on a collateralized basis over a similar term in a similar economic environment on the commencement date of the lease.

Amounts reported in the statement of financial condition as of December 31, 2020 were as follows:

Operating lease ROU assets	$ 509,730
Operating lease liabilities	(515,858)

Other information related to leases as of December 31, 2020 was as follows:

Remaining lease term:	4.08	years
Discount rate:	4.66%	

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications, or reassessments.

(Leases and related agreements, continued)
Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

Year	Rent
2021	$ 133,473
2022	136,783
2023	140,210
2024	143,724
Subsequent years	12,001
Total remaining payments	**566,191**
Less: imputed interest	(50,332)
Lease liability	**$ 515,858**

8. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

9. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital.

The Company has elected to use the alternative method permitted by the rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% aggregate debits. At December 31, 2020, the Company's net capital was $6,619,793 which was $6,369,793 in excess of its minimum requirement of $250,000. The net capital rules might effectively restrict the distribution of equity to the Parent.

10. Off-balance-sheet risk and concentration of credit risk

Customers' transactions are introduced to and cleared through Apex Clearing Corporation, the Company's clearing broker. Under the terms of its clearing agreement, the Company guarantees the performance of its customers in meeting contracted obligations. In conjunction with the clearing broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash accounts at financial institutions located in the United States. At times, the Company may have cash that exceeds the balance insured by the Federal Deposit Insurance Corporation. The Company monitors such credit risks and has not experienced any losses related to such risks.

11. Contingencies

The Company is subject to certain legal, regulatory, and arbitration proceedings and claims that may arise from time to time in the ordinary course of business. Management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. Subsequent Events

The Company has evaluated events subsequent to the date the financial statements were issued. Other than the merger agreement included in Note 1, there have been no material subsequent events that occurred during such period which require disclosure in this report.

Dough LLC
Financial Report
December 31, 2020

Filed public information pursuant to Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934.

dough
Dough LLC
327 N Aberdeen St.
Chicago, IL 60607
help@dough.com

SEC Mail Processing

February 26, 2021

MAR 02 2021

SEC Headquarters
100 F Street, NE
Washington, DC 20549

Washington, DC

Re: dough LLC's Annual Financial Report

Dear SEC Headquarters:

Pursuant to Section 15 of the Securities Exchange Act (SEA) of 1934, attached is dough's annual report as specified under SEA Rule 17a-5(d).

If you have any questions, please contact dough's Chief Compliance Officer, Ann Grady, at ann.grady@dough.com or by phone at 312-380-9402.

Sincerely,

Kyle Goad
dough LLC